Exhibit 21.1
LIST OF SUBSIDIARIES
     The following are subsidiaries of Altisource Portfolio Solutions S.A. as of December 31, 2009 and the jurisdictions in which they are organized.

Jurisdiction of
Incorporation
Name	or Organization

Altisource Solutions S.à.r.l.	Luxembourg
Altisource Asia Holdings, Ltd.	Mauritius
Altisource Business Solutions Private Limited	India
Altisource US Holdings, Inc.	Delaware
Nationwide Credit, Inc.	Georgia
Altisource Solutions, Inc.	Delaware
Altisource US Data, Inc.	Delaware
Altisource Fulfillment Operations, LLC	Florida
Premium Title Services, Inc.	Florida
Real Home Services and Solutions, Inc.	Florida
Western Progressive Trustee, LLC	Delaware
Portfolio Management Outsourcing Solutions, LLC	Florida
Altisource Outsourcing Solutions S.R.L. (99.9% of outstanding stock)	Uruguay
Altisource Holdings, LLC	Delaware
Altisource Outsourcing Solutions S.R.L. (0.01% of outstanding stock)	Uruguay